WOODSIDE

AUSTRALIAN ENERGY

02 NOV -5 AM 8:34

18 October 2002

02055871

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Australia signing China LNG Agreements, lodged with the Australian Stock Exchange on 18 October 2002;
- Australia LNG News Release in relation to Australia signing China LNG Agreements, lodged with the Australian Stock Exchange on 18 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

dlw 11/14

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 18 October 2002
10.30am (WST)

AUSTRALIA SIGNS CHINA LNG AGREEMENTS

Woodside Energy Ltd., operator of the North West Shelf Ventures, advises that the North West Shelf Venture LNG Sellers have formally signed sales and purchase agreements with China's Guangdong LNG buying consortium.

The agreements, signed in Canberra today, cover the sale and purchase of about 3.3 million tonnes of LNG a year for 25 years, starting in late 2005. The agreements formalise the decision announced by the People's Republic of China on 8 August 2002 to award China's first LNG contract to Australia.

Woodside's Managing Director, John Akehurst, said that Woodside is committed to delivering outstanding and reliable service to its new customers in China.

"We have significant gas resources, backed by the reliability of our integrated gas plant," he said.

"Our operating performance has been outstanding with recent production at record levels, an enviable track record in LNG delivery and a committed approach to health, safety and environmental management."

Mr Akehurst acknowledged the efforts of 'Team Australia' – the Australian and Western Australian Governments and the North West Shelf Venture's marketing group for China, Australia LNG, in winning the contracts and finalising the agreements.

Woodside is a 16.67% participant in the current North West Shelf LNG Venture.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
David Craig, Investor Relations Manager
W: (08) 9348 6735 M: (0418) 944 670

Australia LNG™

NEWS RELEASE

Friday, 18 October 2002
10.30am (WST)

AUSTRALIA SIGNS CHINA LNG AGREEMENTS

The contract for the sale of just over 3 million tonnes per year of LNG from the North West Shelf Venture was signed in Canberra today.

The formal Sale and Purchase Agreement (or SPA) was executed by the six North West Shelf Joint Venture Participants and representatives from the Chinese buyer.

Nine companies will invest in a Chinese Joint Venture Company which, when formed, will be the Buyer of LNG imported into China's first LNG receiving facility to be constructed at Cheng Tou Jiao, near Shenzhen, in Guangdong Province.

These "investors" include China National Offshore Oil Company (CNOOC), BP Global Investment Corporation and seven companies which will buy re-gasified natural gas for consumption in power stations and for distribution through city gas networks to industrial and residential consumers in Hong Kong and Guangdong.

The Joint Venture Company will be formed when formal approval for the project is given by the Chinese government. The SPA signed today will be novated to the JV Company when it is formed.

"It is five years and 12 days since the first official mission from Australia visited China in search of an LNG deal", said Arthur Dixon, President of Australia LNG, the North West Shelf's marketing arm. "It's been a long haul, but it's been worth it", he added.

"I am enormously proud of what we have achieved, not just securing this contract, but in building a truly Australian team from our multi-national and Australian participants and with governments in Canberra and Perth. Team Australia, we've called it, and Team Australia it was".

"ALNG has achieved the goal of finding markets to complement the North West Shelf Venture's Japanese customer base and today we hand this deal over to the six owners and sellers of NWS LNG. It is their day today," said Mr Dixon.

The future shareholders in the Guangdong Terminal and Pipeline Company are:

China National Offshore Oil Company (CNOOC)
Shenzhen Investment Holding Corporation (SIHC)
Guangdong Yuedian Power Assets Managing Co. Ltd. (YPAMC)
Guangzhou Gas Company (GGC)

The Hong Kong & China Gas Company Limited (HKCGC)
Hong Kong Electric Holdings Limited (HKEHC)
Foshan Municipal Gas General Company (FMGGC)
Dongguang Fuel Industrial General Company (DFIGC)
BP Global Investments Limited (BP)

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Tony Johnson, Senior Adviser, External Affairs

W: (08) 9348 5034 M: (0417) 916 638